                                                                    EXHIBIT 12.1

                       STATEMENT OF COMPUTATION OF RATIOS

      Set forth below is information concerning the computation of our ratio of earnings to fixed charges on a consolidated basis for the periods indicated appearing in this Quarterly Report on From 10-Q. This ratio shows the extent to which our business generates enough earnings after the payment of all expenses other than interest to make the required interest payments on our 3.0% Convertible Senior Subordinated Notes due 2024.

      The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For purposes of computing the ratios of earnings to fixed charges, "earnings" consist of net income or loss plus provision (benefit) for income taxes and fixed charges. "Fixed charges" consist of interest expense plus the portion of operating rental expense management believes represents the interest component of rent expense (estimated at 5%).

                                                                                                                      Six Months
                                                                                                                        Ended
                                                                         Year Ended December 31,                       June 30,
                                                       ------------------------------------------------------------
                                                         2001         2002        2003         2004         2005         2006
                                                       ---------    ---------   ---------    ---------    ---------   ----------
                                                                           (In thousands, except for ratios)
Fixed Charges:
   Interest expense ................................   $   1,976    $   2,965   $     213    $     301    $   4,203    $   2,163
   Portion of rental expense deemed to represent
        interest ...................................         166          185         195          209          207           90
                                                       ---------    ---------   ---------    ---------    ---------    ---------
   Total fixed charges .............................   $   2,142    $   3,150   $     408    $     510    $   4,410    $   2,253
                                                       =========    =========   =========    =========    =========    =========
Earnings:
   Net income (loss) ...............................   $ (35,228)   $   5,403   $  63,248    $(207,358)   $ (64,308)   $ (12,478)

   Provision (benefit) for income taxes ............         994        2,176     (42,207)      59,092       (1,488)         481
   Fixed charges ...................................       2,142        3,150         408          510        4,410        2,253
                                                       ---------    ---------   ---------    ---------    ---------    ---------

Total earnings (loss) for computation of  ratio ....   $ (32,092)   $  10,729   $  21,449    $(147,756)   $ (61,386)   $  (9,744)
                                                       =========    =========   =========    =========    =========    =========
Ratio of earnings to fixed charges(1) ..............          --          3.4        52.6           --           --           --

----------------
(1) The pretax net loss for the years ended December 31, 2001, 2004 and 2005, and the six months ended June 30, 2006, was not sufficient to cover fixed charges by approximately $34.2 million, $148.3 million, $65.8 million and $12.0 million, respectively. As a result, the ratio of earnings to fixed charges has not been computed for these periods.